Ivy Invest Ad Creatives Sep 2026



Ivy Invest
Endowment-style diversification
Endowment-style investing. Starting at $1,000.
45% Public Equities
20% Private Equity
15% Private Credit
15% Fixed Income
5% Real Estate
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co. As of Apr 24, 2026. Subject to change.



Your retirement account
Deserves an endowment strategy.
Roll your IRA into an endowment-style portfolio.
One fund.
Eight asset classes.
Roll Over Your IRA
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co. As of April 24, 2026. Subject to change.



She managed billions
for the Met Museum's endowment
Then she built Ivy for you
• Access to private markets in one fund
• Endowment-style diversification
• Managed by a former institutional CIO
• Institutional-grade managers
• Works with your IRA
Ivy Invest
Start Your Application
Wendy Li – Founder
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co. This is not an endorsement by the The Metropolitan Museum of Art



Go beyond stocks and bonds.
Way beyond.
Managed by a former institutional CIO. Built for long-term investors.
Start Your Application
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



Ivy Invest
One Fund. Eight Asset Classes.
Endowment-style investing for everyone
Public Equities · 41%
Private Equity · 23%
Fixed Income · 8%
Private Credit · 7%
Real Estate · 6%
Special Situations 6%
Infrastructure 5%
Hedge Funds 3%
8
Asset Classes
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co. As of Apr 24, 2026. Subject to change



Private equity.
Private credit.
Real assets.
The portfolio sleeve you can't build at Schwab.
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



YOUR PORTFOLIO:
70% Stocks 30% Bonds
2 ASSET CLASSES
Ivy Invest
Public Equities
Private Equities
Fixed Income
Private Credit
Real Estate
Special Situations
Infrastructure
Hedge Funds
41% 23% 8% 7% 6% 6% 5% 3%
8 ASSET CLASSES
Go beyond stocks and bonds.
Way beyond.
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co. As of Apr 24, 2026. Subject to change.



Ivy Invest
Build Wealth
Like You Came From It
Invest like an Ivy League endowment.
Start with $1,000.
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



Endowment-style investing
for everyone.
This is how multi-billion dollar university endowments have invested for decades.
Now you can too.
Open Your Account
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



Ivy Invest
Endowment-style investing
for everyone.
This is how multi-billion dollar university endowments have invested for decades. Now you can too.
VE RI TAS
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



Ivy Invest
Endowment-style investing
for everyone.
This is how multi-billion dollar university endowments have invested for decades.
Now you can too.
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co



Invest like an Ivy League endowment.
Start with $1,000.
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Invest like
an Ivy League
endowment.
Start with
$1,000.
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


$
Invest like an Ivy League
endowment.
Start with $1,000.
Open your account
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
The Yale endowment strategy.
Now for everyone.
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
The Yale endowment strategy.
Now for everyone.
Learn How It Works
VE RI TAS
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
The Yale endowment strategy.
Now for everyone.
Learn How It Works
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
The Yale endowment strategy.
Now for everyone.
Traditional
Fund Allocation
Endowment-Style
Fund Allocation
Open Your Account
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
The **Yale** endowment strategy.
Now for everyone.
Traditional Fund Allocation
Endowment-Style Fund Allocation
Open Your Account
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
Go beyond stocks and bonds.
Way beyond.
Endowment-style investing **for everyone.**
Stocks
Bonds
Private Equity
Private Credit
Real State
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
Go beyond stocks and bonds.
Way beyond.
Endowment-style investing **for everyone.**
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Go beyond stocks and bonds.
Way beyond.
Endowment-style investing **for everyone.**
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


✓ Private equity
✓ Private capital
✓ Venture capital
✓ Real estate
✓ Public Equities
One fund
Endowment-style investing **for everyone**
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Private equity
Private capital
Venture capital
Real estate
Public Equities
One fund
Endowment-style investing for everyone
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


✓ Private equity
✓ Private capital
✓ Venture capital
✓ Real estate
✓ Public Equities
One fund
Endowment-style investing for everyone
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Private equity
Private capital
Venture capital
Real estate
Public Equities
One fund
Endowment-style investing for everyone
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Private equity
Private capital
Venture capital
Real estate
Public Equities
One fund
Endowment-style investing for everyone
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Your retirement deserves an endowment strategy.
Start with $1000.
Open your account.
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Your retirement deserves an endowment strategy.
Start with $1000.
Open your account.
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Your retirement deserves an endowment strategy.
Start with $1000.
Learn How It Works
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Go beyond stocks and bonds.
Way beyond.
Endowment-style investing **for everyone.**

	Ivy Invest	ETFs	Mutual Funds	Robo-advisors
Stocks	✓	✓	✓	✓
Bonds	✓	✓	✓	✓
Hedge Funds	✓	✓	✓	–
Private Equity	✓	–	–	–
Private Credit	✓	–	–	–
Special Situations	✓	✓	✓	–
Private Real State	✓	–	–	–
Private Infrastructure	✓	–	–	–

Open your account
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


70/30 Stock and Bonds?
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Straegy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


The 1980s called. They want their 70/30 portfolio back.
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Straegy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


The 1980s called. They want their 70/30 portfolio back.
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Straegy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


Ivy Invest
Start with $1,000.
Invest like you've got *billions*.
Multi-billion dollar university endowments invest in more than just stocks and bonds.
Now you can too.
Public Equities 42%
Private Equity 22%
Private Credit 7%
Infrastructure 6%
Hedge Funds 3%
Fixed Income 7%
Real Estate 7%
Special Situations 6%
Learn more at ivyinvest.co
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. Allocations as of 5/31/2026, subject to change.


What is Endowment Style Investing?
Matt Pauker
Ivy Invest CEO
The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers, and as such provides limited liquidity. The Fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges, and expenses of an investment. The Prospectus contains this and other information — read it carefully before investing. Past performance is no guarantee of future results.


Why we built Ivy Invest
Wendy Li - Ivy Invest
Chief Investment Officer


What is Endowment Style Investing?
Wendy Li - Ivy Invest
Chief Investment Officer
The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers, and as such provides limited liquidity. The Fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges, and expenses of an investment. The Prospectus contains this and other information — read it carefully before investing. Past performance is no guarantee of future results.


What is Endowment Style Investing?
Wendy Li - Ivy Invest CIO
The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers, and as such provides limited liquidity. The Fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges, and expenses of an investment. The Prospectus contains this and other information — read it carefully before investing. Past performance is no guarantee of future results.


Download
Endowment-style investing for everyone.
Public + private markets in one fund.
One fund. Eight asset classes.
Public Equities · 42%
Private Equity · 22%
Fixed Income · 8%
Private Real Estate · 7%
Private Credit · 6%
Special Situations · 6%
Private Infrastructure · 6%
Hedge Funds · 3%
8
Asset Classes
Ivy Invest
Institutional Investment Strategy Fund asset allocation as of June 30, 2026. Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.


WORDMARK
Start with $1,000.
Invest like you've got billions.
Multi-billion dollar university endowments invest in more than just stocks and bonds. Now you can too.
Public Equities 41%
Hedge Funds 3%
Private Equity 21%
Fixed Income 11%
Private Credit 6%
Real Estate 6%
Infrastructure 6%
Special Situations 6%
Learn more at ivyinvest.co
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co. Allocations as of 8/7/2026, subject to change.


Start Investing Like an Ivy League Endowment
TRADITIONAL PORTFOLIO
ENDOWMENT-STYLE PORTFOLIO
Public Equities 70%
Fixed Income 30%
Public Equities 41%
Hedge Funds 3%
Fixed Income 11%
Private Equity 21%
Private Credit 6%
Infrastructure 6%
Real Estate 6%
Special Sits 6%
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co
Ivy Invest fund allocations as of 08/07/2026, subject to change


Go beyond stocks and bonds.
Way beyond.
Endowment-style investing for everyone.
Ivy Invest | ETFs | Mutual Funds | Robo-advisors
Stocks ✓ ✓ ✓ ✓
Bonds ✓ ✓ ✓ ✓
Hedge Funds ✓ ✓ ✓ —
Private Equity ✓ — — —
Private Credit ✓ — — —
Special Situations ✓ ✓ ✓ —
Private Real Estate ✓ — — —
Private Infrastructure ✓ — — —
Open your account
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. Learn more at ivyinvest.co


One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Private Equity 22%
Public Equities 40%
Fixed Income 11%
Private Credit 6%
Hedge Funds 4%
Private Real Estate 6%
Private Infrastructure 5%
Special Situations 5%
8
Asset Classes
Ivy Invest
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. As of June 30, 2026. Subject to change.



One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Private Equity 22%
Public Equities 40%
Fixed Income 11%
Private Credit 6%
Hedge Funds 4%
Private Real Estate 6%
Private Infrastructure 5%
Special Situations 5%
8
Asset Classes
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. As of June 30, 2026. Subject to change.



One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Private Equity 22%
Public Equities 40%
Fixed Income 11%
Private Credit 6%
Hedge Funds 4%
Private Real Estate 6%
Private Infrastructure 5%
Special Situations 5%
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. As of June 30, 2026. Subject to change.



One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Private Equity 22%
Public Equities 40%
Fixed Income 11%
Private Credit 6%
Hedge Funds 4%
Private Real Estate 6%
Private Infrastructure 5%
Special Situations 5%
8
Asset Classes
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. As of June 30, 2026. Subject to change.



One Fund.
Eight Asset Classes.
Endowment-style investing for everyone
Private Equity 22%
Public Equities 40%
Fixed Income 11%
Private Credit 6%
Hedge Funds 4%
Private Real Estate 6%
Private Infrastructure 5%
Special Situations 5%
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. The prospectus contains this and other information. Past performance does not guarantee future results. As of June 30, 2026. Subject to change.



Ivy Invest
Most platforms give you one or two pieces.
Public equities
Fixed income
Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.



This is an AI-generated spokesperson. Before investing, carefully consider the investmen objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.



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Hey Mr Carter
This is an AI-generated spokesperson.Before investing, carefully consider the investment objective, risks, charges, and expenses of the Institutional Investment Strategy Fund. Learn more at ivyinvest.co.